Exhibit 99.1

For Immediate Release

YY Circle Launches Advanced Workforce Solutions in the UK

SINGAPORE, Oct. 2, 2024 — YY Group Holding Limited (NASDAQ: YYGH) (“YY Group”, “YYGH”, or the “Company”), a data and technology-driven company specializing in on-demand job matching and smart cleaning solutions, is pleased to announce its expansion into the United Kingdom (UK) market.

As part of its expansion, YY Circle, the Group’s flagship interactive job-matching platform, will now be available to employers and job seekers in the UK’s hospitality, retail, and service sectors. These industries, which have been navigating labor shortages and operational challenges, stand to benefit from YY Circle’s intelligent workforce management solutions.

“Entering the UK market is a major achievement for YY Circle as we continue to expand our global footprint,” said Mike Fu, Chief Executive Officer and Executive Director at YY Group Holding Limited.

“The UK is a market that presents vast opportunities, particularly in the sectors we specialize in. Our job-matching technology will help UK businesses address their staffing needs in an efficient and timely manner”, he added.

The UK expansion is driven by YY Group’s commitment to providing localized solutions tailored to the specific needs of each region. Through YY Circle, the platform connects businesses with casual and flexible labor, leveraging data-driven insights to optimize the recruitment process and streamline workforce management.

“By entering the UK market, YY Circle will not only address immediate labor shortages but also create a more dynamic and flexible workforce ecosystem,” said Alper Zan, Co-Founder & Country Director of YY Circle UK.

The UK expansion is part of YY Group’s larger goal to establish a global presence, focusing on providing job matching solutions in key markets that are experiencing rapid growth in the gig economy. With its innovative technology, YY Circle aims to become a go-to platform for businesses in need of flexible labor solutions and for job seekers looking for quick and convenient employment opportunities.

About YY Circle:

YY Circle is a leading provider of interactive social networking solutions, dedicated to connecting individuals through innovative technology. With a focus on user experience and community engagement, YY Circle aims to foster meaningful connections and empower individuals worldwide.

About YY Holdings Limited:

YY Group Holding Limited is a Singapore-based data and technology-driven company that specializes in creating enterprise intelligent labor matching services and smart cleaning solutions. Rooted in innovation and a commitment to user-centric experiences, YY Circle leverages app-based technology to optimize the labor sourcing market and the Internet of Things to revolutionize the cleaning industry.

For more information on the Company, please log on to https://yygroupholding.com/.

Investor Contact

Phua Zhi Yong, Chief Financial Officer

YY Group

Enquiries@yygroupholding.com